                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                                  (Rule 13e-4)
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                  THE SMITH & WOLLENSKY RESTAURANT GROUP, INC.
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

          Options to Purchase Common Stock, Par Value $0.01 Per Share,
             Having an Exercise Price Greater Than $5.70 Per Share
                         (Title of Class of Securities)

                                    831758107
                      (CUSIP Number of Class of Securities)
                            (Underlying Common Stock)

                                Alan N. Stillman
                             Chief Executive Officer
                  The Smith & Wollensky Restaurant Group, Inc.
                                1114 First Avenue
                               New York, NY 10021
                                 (212) 838-2061
                     (Name, address and telephone number of
                          person authorized to receive
                          notices and communications on
                            behalf of filing person)

                                    Copy to:
                             David P. Kreisler, Esq.
                           Hutchins, Wheeler & Dittmar
                           A Professional Corporation
                               101 Federal Street
                                Boston, MA 02110
                                 (617) 951-6600

                            CALCULATION OF FILING FEE

     TRANSACTION VALUATION*                AMOUNT OF FILING FEE

          $510,085.00                             $46.93

    * Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 447,183 shares of common stock of The Smith & Wollensky Restaurant Group, Inc. having an aggregate value of $510,085.00 as of February 1, 2002 will be exchanged and/or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals .0092 of one percent of the value of the transaction.

    [_]Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

    Amount Previously Paid: Not applicable. Form or Registration No.: Not applicable. Filing party: Not applicable. Date filed: Not applicable.

    [_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

    Check the appropriate boxes below to designate any transactions to which the statement relates:

    [_] third party tender offer subject to Rule 14d-1. [X]issuer tender offer subject to Rule 13e-4. [_]going-private transaction subject to Rule 13e-3.

    [_]amendment to Schedule 13D under Rule 13d-2.

    Check the following box if the filing is a final amendment reporting the results of the tender offer. [_]

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Item 1. Summary Term Sheet.

The information set forth under "Summary Term Sheet" in the Offer to Exchange, dated February 4, 2002 (the "Offer to Exchange"), attached hereto as Exhibit
(a)(1) is incorporated herein by reference.

Item 2.   Subject Company Information.

         (a) The name of the issuer is The Smith & Wollensky Restaurant Group, Inc., a Delaware corporation (the "Company"), and the address of its principal executive offices is 1114 First Avenue, New York, New York 10021. Its telephone number is (212) 838-2061. The information set forth in the Offer to Exchange under Section 9 ("Information Concerning the Company") is incorporated herein by reference.

         (b) This Tender Offer Statement on Schedule TO relates to an offer by the Company to exchange all options having an exercise price greater than $5.70 per share granted under The Smith & Wollensky Restaurant Group, Inc. 1996 Stock Option Plan (formerly known as The New York Restaurant Group, L.L.C. 1995 Option Plan), as amended (the "1996 Plan"), The New York Restaurant Group, Inc. 1997 Stock Option Plan (the "1997 Plan") and The Smith & Wollensky Restaurant Group, Inc. 2001 Stock Incentive Plan (the "2001 Plan") (collectively the "Option Plans") to purchase 447,183 shares of the Company's Common Stock, par value $0.01 per share ("Option Shares")(the "Options") granted to eligible employees, officers and directors for new options that will be granted under the 2001 Plan (the "New Options"), upon the terms and subject to the conditions described in the Offer to Exchange, and the related cover letter and attached Summary of Terms (the "Cover Letter" and, together with the Offer to Exchange, as they may be amended from time to time, the "Offer"). This offer does not include the class of options held by option holders who are not eligible employees, officers or directors of The Smith & Wollensky Restaurant Group, Inc. or one of its subsidiaries on February 4, 2002, and the date the Offer expires. If you are not an eligible employee, officer or director of The Smith & Wollensky Restaurant Group, Inc. or one of its subsidiaries on both of those dates, you will not be eligible to accept the Offer. The information set forth in the Offer to Exchange is incorporated herein by reference. The information set forth in the Offer to Exchange under "Summary Term Sheet," "Questions and Answers," Section 1 ("Number of Options; Expiration Date"), Section 5 ("Acceptance of Options for Exchange and Issuance of New Options") and Section 8 ("Source and Amount of Consideration; Terms of New Options") is incorporated herein by reference.

         (c) The information set forth in the Offer to Exchange under Section 7 ("Price Range of Shares Underlying the Options") is incorporated herein by reference.

Item 3.  Identity and Background of Filing Person.

         (a) The name of the issuer is The Smith & Wollensky Restaurant Group, Inc., a Delaware corporation, and the address of its principal executive offices is 1114 First Avenue, New York, N.Y. 10021. Its telephone number is (212) 838-2061.

Item 4.  Terms of the Transaction.

         (a) The information set forth in the Offer to Exchange under "Summary Term Sheet," "Questions and Answers," Section 1 ("Number of Options; Expiration Date"), Section 2 ("Purpose of this Offer"), Section 3 ("Procedures for Tendering Options"), Section 4 ("Withdrawal Rights and Change of Election"), Section 5 ("Acceptance of Options for Exchange and Issuance of New Options"), Section 6 ("Conditions of This Offer"),
         Section 8 ("Source and Amount of Consideration; Terms of New Options"),
         Section 11 ("Status of Options Acquired by Us in this Offer; Accounting Consequences of this Offer"), Section 12 ("Legal Matters; Regulatory Approvals"), Section 13 ("Material U.S. Federal Income Tax Consequences") and Section 14 ("Extension of Offer; Termination; Amendment") is incorporated herein by reference.

         (b) Executive officers and directors will be eligible to participate in this exchange program. The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options and Our Common Shares") is incorporated herein by reference.

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Item 5.  Past Contacts, Transactions, Negotiations and Agreements.

         The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options and Our Common Shares") is incorporated herein by reference.

Item 6.  Purposes of the Transaction and Plans or Proposals.

         (a) The primary purpose of the Offer to Exchange is to provide eligible employees, officers and directors of The Smith & Wollensky Restaurant Group, Inc. and its subsidiaries who hold eligible options that have an exercise price greater than $5.70 per share with an opportunity to exchange those eligible options for new stock options to be granted with an exercise price equal to the fair market value of the Company's common stock on or about the date we grant the options (expected to be September 5, 2002) as determined in accordance with the 2001 Plan, so long as the individual is still an eligible employee, officer or director of The Smith & Wollensky Restaurant Group, Inc. or one of its subsidiaries on the date the new grant is made. The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

         (b) The stock options that were granted under the 2001 Plan and that are tendered by eligible employees, officers and directors and accepted by the Company will be returned to the 2001 Plan and will be available for re-grant. Those options that were granted under the 1996 Plan and the 1997 Plan and that are tendered and accepted by the Company will be terminated and will not be available for re-grant. The information set forth in the Offer to Exchange under Section 5 ("Acceptance of Options for Exchange and Issuance of New Options") and Section 11 ("Status of Options Acquired by Us in this Offer; Accounting Consequences of this Offer") is incorporated herein by reference.

         (c) None, except as follows: (i) the Offer will result in the exchange of stock options on a one-for-one basis by the eligible employees, officers and directors who participate in the exchange; (ii) no individual will acquire additional shares of stock of the Company in the exchange; and (iii) individuals who participate in the exchange and are not eligible employees, officers or directors of the Company or one of its subsidiaries on the grant date of the new options will lose the ability to exercise their stock options that have been cancelled.

Item 7.   Source and Amount of Funds or Other Consideration.

         (a) The information set forth in the Offer to Exchange under Section 8 ("Source and Amount of Consideration; Terms of New Options") and
         Section 15 ("Fees and Expenses") is incorporated herein by reference.

         (b) The information set forth in Section 6 ("Conditions of this Offer") is incorporated herein by reference.

         (d) Not applicable.

Item 8.  Interest in Securities of the Subject Company.

         (a) The information set forth in the first paragraph of Section 10 of the Offer to Exchange is incorporated herein by reference.

         (b) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

Item 9.  Persons/Assets, Retained, Employed, Compensated or Used.

         (a) Not applicable.

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Item 10. Financial Statements.

         (a) (1) The information appearing under the captions "Consolidated Balance Sheets," "Consolidated Statements of Operations," "Consolidated Statements of Stockholders' Equity," "Consolidated Statements of Cash Flows" and "Notes to Consolidated Financial Statements" in the Company's Registration Statement on Form S-1 (Registration Number 333-57518), as amended, is incorporated herein by reference.

             (2) The information appearing under the caption "Item 1. Financial
                 Statements" in the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended October 1, 2001 is incorporated herein by reference.

              Copies of the Registration Statement on Form S-1 and the Quarterly Report on Form 10-Q for the fiscal quarter ended October 1, 2001 are being distributed to all potential participants of this Offer.

             (3) Not applicable.

             (4) For information regarding book value per share, see the section titled "Selected Financial Data" under Item 9 of the Offer to Exchange.

         (b) Not applicable.

Item 11. Additional Information.

         (a) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options and Our Common Shares") is incorporated herein by reference.

         (b) Not applicable.

Item 12. Exhibits.

         (a) (1) Offer to Exchange all Outstanding Options Having an Exercise Price Greater Than $5.70 Per Share for New Options.

             (2) Form of Election.

             (3) Cover Letter from Alan N. Stillman to Employees dated
                 February 4, 2002.

             (4) Form of Notice to Change Election from Accept to Reject.

             (5) Registration Statement on Form S-1 (Registration Number
                 333-57518), as amended, filed with the Securities and Exchange Commission and incorporated herein by reference.

             (6) Quarterly Report on Form 10-Q for the fiscal quarter ended
                 October 1, 2001, filed with the Securities and Exchange Commission and incorporated herein by reference.

             (7) Notice of Acceptance.

         (b) Not applicable.

         (d) (1) The Smith & Wollensky Restaurant Group, Inc. 1996 Stock Option Plan (formerly known as The New York Restaurant Group, L.L.C. 1995 Option Plan), as amended.
             (2) The New York Restaurant Group, Inc. 1997 Stock Option Plan.
             (3) The Smith & Wollensky Restaurant Group, Inc. 2001 Stock
                 Incentive Plan.

         (g) Not applicable.

         (h) Not applicable.

Item 13. Information Required by Schedule 13E-3.

         (a) Not applicable.


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                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

                                      THE SMITH & WOLLENSKY
                                      RESTAURANT GROUP, INC.

                                      /s/ Alan N. Stillman
                                      -----------------------
                                      Alan N. Stillman
                                      Chief Executive Officer

Date: February 4, 2002